CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 6, 2002

MetroGas Inc.
(Translation of registrant's name into English)

MetroGas S.A.
Avenida Montes de Oca 1120
(1271) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F__X__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: February 11, 2002

By: /s/ Luis A. Domenech
Name: Luis A. Domenech
Title: Administrative and Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is an English version of a letter dated February 6, 2002 from MetroGAS S.A. (the "Company") to the Buenos Aires Stock Exchange (the "BASE"), informing the BASE of the probable default by the Company of the interest payment due on February 7, 2002 on the Series C Negotiable Notes due 2004 in the amount of US$1,632,872.13.	4
Attached hereto as Exhibit B is an English version of a letter dated February 6, 2002 from MetroGAS S.A. (the "Company") to the National Securities Commission, informing the National Securities Commission ("NSC") of the probable default by the Company of the interest payment due on February 7, 2002 on the Series C Negotiable Notes due 2004 in the amount of US$1,632,872.13.	6

EXHIBIT A

An English version of a letter dated February 6, 2002 from the Company to BASE, informing the BASE of the probable default by the Company of the interest payment due on February 7, 2002 on the Series C Negotiable Notes due 2004 in the amount of US$1,632,872.13.

February 6, 2002

Messrs.
Buenos Aires Stock Exchange

Re: Important information.

Dear Sirs,

We hereby inform that, as a result of the new economic measures recently adopted by the Argentine Government through Decree No. 1570/01, the Emergency Act (Law No. 25,561/02), and Decree No. 71/02, the legal and contractual conditions governing the business of MetroGAS S.A. ("MetroGAS") have been materially altered, and amongst other measures affecting MetroGAS, the Argentine Government has established foreign exchange controls and foreign currency transfer restrictions, due to which MetroGAS cannot make on the due date, payment of interest under the Series C Notes Due 2004 (CUSIP No. P6558LAF6 - ISIN No. USP6558LAF69), due on February 7, 2002 for an amount of US$1,632,872.13.

MetroGAS is requesting through an Argentine financial entity the relevant authorization from the Argentine Central Bank in order to transfer the funds; however, to date such authorization has not been granted.

Best regards.

MetroGAS S.A.

Magdalena Gonzalez Garaño

Attorney-in-fact

EXHIBIT B

An English version of a letter dated February 6, 2002 from the Company to NSC, informing the NSC of the probable default by the Company of the interest payment due on February 7, 2002 on the Series C Negotiable Notes due 2004 in the amount of US$1,632,872.13.

February 6, 2002

Messrs.
National Securities Commission

Re: Important information.

Dear Sirs,

Pursuant to Article 3rd, Chapter XXI of the Rules of the National Securities Commission, we hereby inform that, as a result of the new economic measures recently adopted by the Argentine Government through Decree No. 1570/01, the Emergency Act (Law No. 25,561/02), and Decree No. 71/02, the legal and contractual conditions governing the business of MetroGAS S.A. ("MetroGAS") have been materially altered, and amongst other measures affecting MetroGAS, the Argentine Government has established foreign exchange controls and foreign currency transfer restrictions, due to which MetroGAS cannot make on the due date, payment of interest under the Series C Notes Due 2004 (CUSIP No. P6558LAF6 - ISIN No. USP6558LAF69), due on February 7, 2002 for an amount of US$1,632,872.13.

MetroGAS is requesting through an Argentine financial entity the relevant authorization from the Argentine Central Bank in order to transfer the funds; however, to date such authorization has not been granted.

Best regards.

MetroGAS S.A.

Magdalena Gonzalez Garaño

Attorney-in-fact